82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

06010070

Bornheim, December 21, 2005

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find the following documents which we have published today (2005-12-21) for your information:

Press release concerning our 3rd Quarter 2005/2006 (March - November)

and

Interim Report concerning our 3rd Quarter 2005/2006 (March - November)

Kind regards,

Judith Sommer

pp. Judith Sommer

Enclosures

Nine Month Report 2005/2006

HORNBACH sees good prospects for further growth in Germany and abroad

Nine-month sales of HORNBACH HOLDING AG rise by 7.2 percent to Euro 1.892 billion / HORNBACH to open 15 new DIY megastores with garden centers in Germany by 2010 / Company to press ahead with expansion in other European countries

Frankfurt am Main, December 21, 2005. The HORNBACH Group, operator of one of Europe's largest DIY chains, is consistently maintaining its growth trajectory in Germany and Europe. "We will be opening 15 new DIY megastores with garden centers in Germany alone in the coming five years," announced Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG, at the presentation of the third-quarter results for 2005/2006 in Frankfurt am Main on Wednesday. The HORNBACH Group will also be pressing ahead with its growth in other European countries. HORNBACH currently operates 123 DIY megastores with garden centers in eight European countries, of which 91 are in Germany.

Further increase in like-for-like sales

HORNBACH HOLDING AG increased its consolidated sales by 7.2 percent to Euro 1.892 billion in the first nine months of the 2005/2006 financial year (March 1 to November 30, 2005). Third-quarter net sales rose by 8.3 percent to Euro 600 million. Like-for-like sales at the DIY megastores with garden centers operated by the HORNBACH-Baumarkt-AG subgroup rose by 1.8 percent in the third quarter and by 1.1 percent for the first nine months.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to Euro 152.0 million in the first nine months, compared with Euro 166.4 million in the equivalent period in the previous year. Operating earnings (EBIT) amounted to Euro 95.3 million, compared with Euro 112.5 million in the first nine months of the previous financial year. Consolidated earnings before taxes and minority interests reached Euro 66.0 million, compared with Euro 86.5 million in the same period in 2004/2005.

Rejection of destructive discount battles

According to Albrecht Hornbach, this decline in earnings is mainly due to two factors. "On the one hand, we reported superb earnings in the past financial year, which are very difficult to top. On the other hand, our sector is still subject to merciless competition, which is increasingly taking the form of discount battles. By adjusting our price management to the market, we have extended our price leadership." The Board Chairman is convinced that HORNBACH's strong position will enable the company to emerge as a victor from the "era of destructive discount battles". "HORNBACH is playing no part in the ups and downs in pricing policy – we offer our goods at permanently low prices."

Praktiker IPO welcomed

Albrecht Hornbach welcomed the stock market return of the Metro subsidiary, Praktiker, as representing a "step towards the further opening up of the DIY sector to the capital markets." The Board Chairman added that "we see it as a very positive development that following our own IPO in 1987 a competitor has now also taken this step." This would contribute to enhancing transparency within the sector and stimulate competition on the capital markets.

Munich, Düsseldorf and Hamburg in focus

One focus of the company's further expansion in Germany is on Greater Munich, where three new stores are scheduled to be opened by 2007. The outlet in Munich-Fröttmaning, which is located in the North of the state capital on the A9 motorway directly adjacent to the Allianz Arena, is opening on December 27. The purchase agreement for an attractive piece of land in Freiham in the West of Munich was also signed a few weeks ago. A further location in the South of the Bavarian metropolis is also in the planning stage.

HORNBACH is also planning new openings in Düsseldorf and Hamburg for the coming years. "In spite of the existing overcapacity in the market, we still see Germany as offering space for our unique business model," stressed Hornbach. The HORNBACH success model could be summarized as follows: "We focus on project and professional customers. That is why our stores are characterized by large-scale surfaces and broad product ranges, high quality of advice and permanently low prices."

Renowned studies award top marks to HORNBACH

"We will also not be cutting back on our customer advice, as some competitors are planning to do, but will rather expand the service division even further," affirmed Albrecht Hornbach. After all, it was precisely the high quality of

customer advice and excellent level of service which made HORNBACH so attractive for DIY enthusiasts and professional tradesmen.

Numerous independent studies have confirmed HORNBACH's leading position in terms of service orientation and quality of customer advice. This year's "Customer Monitor Germany" survey undertaken by the Munich consumer affairs company Servicebarometer AG awarded HORNBACH a satisfaction index of 2.35, thus placing the company ahead of all other large DIY chains. The Customer Monitor survey questioned more than 19,000 consumers on their experiences with 19 different sectors. In the DIY store section of the survey, HORNBACH was also awarded top position in the price structure and product range categories.

In the Summer, HORNBACH won a comprehensive DIY store test undertaken by the television programs "market" (WDR) and "Plusminus" (ARD). TV teams had closely examined the five largest providers of DIY products over several weeks and declared HORNBACH the winner, with an overall grade of 2.3.

"Best DIY store in the Netherlands"

It is not only in Germany that consumers prize the product range, service levels and price structures offered by HORNBACH. Readers of the respected Dutch daily newspaper "De Telegraaf" recently voted the HORNBACH DIY megastore with a garden center in Zaandam as the "best DIY store in the Netherlands".

The most important key figures have been provided on the following page. The extensive interim reports of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG have been published in the "Investor Relations" section of the website of the HORNBACH Group at www.hornbach-holding.de.

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
E-Mail: invest@hornbach.com

Press/Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
E-Mail: presse@hornbach.com

Internet: www.hornbach-holding.com

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Key Figures at a Glance:

HORNBACH HOLDING AG Group

(in EUR million, unless otherwise stated)	3rd Quarter 2005/2006	3rd Quarter 2004/2005	± %	9 Months 2005/2006	9 Months 2004/2005	± %
Net sales	**599.9**	**554.1**	**8.3**	**1,892.0**	**1,765.7**	**7.2**
of which in other European countries	200.2	172.2	16.3	627.9	542.5	15.7
Gross margin (as % of net sales)	33.8%	34.2%		34.4%	35.6%	
EBITDA	33.8	36.3	-7.0	152.0	166.4	-8.7
Earnings before interest and taxes (EBIT)	13.2	17.5	-24.3	95.3	112.5	-15.3
Consolidated earnings before taxes and minority interests	**5.0**	**8.5**	**-40.5**	**66.0**	**86.5**	**-23.7**
Consolidated net income*	0.5	3.7	-85.5	33.9	41.3	-18.0
Earnings per preference share (EUR)	0.10	0.49	-79.6	4.27	5.20	-17.9
No. of employees at HORNBACH Group				12,090	11,411	6.0
Investments				170.9	118.7	44.0
Total assets				1,835.6	1,868.8	-0.2
Shareholders' equity				566.4	547.4	3.5
Shareholders' equity as % of total assets				30.9%	29.4%	

(Percentage changes calculated on EUR 000s basis)
* after minority interests

HORNBACH-Baumarkt-AG Group

(in EUR million, unless otherwise stated)	3rd Quarter 2005/2006	3rd Quarter 2004/2005	± %	9 Months 2005/2006	9 Months 2004/2005	± %
Net sales	**561.6**	**518.3**	**8.3**	**1,779.1**	**1,658.8**	**7.2**
of which in other European countries	200.2	172.2	16.3	627.9	542.5	15.7
Like-for-like sales growth	1.8%	-0.9%		1.1%	2.5%	
Gross margin (as % of net sales)	34.3%	34.8%		34.9%	36.1%	
EBITDA	26.4	29.1	-9.2	122.1	141.1	-13.4
Earnings before interest and taxes (EBIT)	9.2	13.4	-31.5	74.8	96.4	-22.4
Consolidated earnings before taxes	**4.0**	**8.3**	**-52.2**	**54.9**	**81.4**	**-32.6**
Consolidated net income	0.9	5.4	-84.3	34.3	50.0	-31.4
Undiluted earnings per share (EUR)	0.06	0.36	-83.3	2.26	3.33	-32.1
No. of employees				11,473	10,752	6.7
Investments				123.7	75.0	64.9
Total assets				1,331.2	1,332.8	-0.1
Shareholders' equity				423.2	401.8	5.3
Shareholders' equity as % of total assets				31.8%	30.2%	
No. of stores				123	117	5.1
Sales area as per BHB (in 000 m²)				1,305	1,196	9.1
Average store size (in m²)				10,608	10,224	3.8

(Percentage changes calculated on EUR 000s basis)



Interim Report

HORNBACH-BAUMARKT-AG GROUP

FIRST NINE MONTHS 2005/2006

(MARCH 1 – NOVEMBER 30, 2005)

HORNBACH

Es gibt immer was zu tun.

HORNBACH-Baumarkt-AG Group
Interim Report (IFRS): First Nine Months of 2005/2006
(March 1 – November 30, 2005)

- Third-quarter sales 8.3% up on previous year – like-for-like sales growth of 1.8%
- Earnings fall short of previous year
- Store network grows to include 123 locations in eight countries

Consolidated sales rose by 7.2% to € 1,779m at HORNBACH-Baumarkt-AG in the first nine months of the current financial year (March 1 – November 30, 2005). Third-quarter sales grew overall by 8.3%, with like-for-like sales growth of 1.8%. Like-for-like sales showed particularly pleasing developments in other European countries (plus 3.9%), while virtually reaching the previous year's level in Germany (minus 0.2%). By the end of the first nine months, like-for-like sales at the overall Group had improved by 1.1%.

Earnings for the reporting period from March to November 2005 continued to fall short of the record level seen in the previous year. Earnings before interest, taxes, depreciation and amortization (EBITDA) declined by 9.2% to € 26.4m in the third quarter and by 13.4% to € 122.1m on a cumulative basis for the first nine months (previous year: € 141.1m). Operating earnings (EBIT) amounted to € 9.2m in the quarter under report (previous year: € 13.4m) and to € 74.8m on a cumulative basis (previous year: € 96.4m). Consolidated earnings before taxes have been reported at € 4.0m for the period from September to November 2005 (previous year: € 8.3m) and at € 54.9m on a cumulative basis (previous year: € 81.4m).

Key Figures HORNBACH-Baumarkt-AG Group (in € m, unless otherwise stated)	3rd Quarter 2005/2006	**3rd Quarter 2004/2005**	**Change in %**	Nine Months 2005/2006	**Nine Months 2004/2005**	**Change in %**
Net sales	**561.6**	**518.3**	**8.3**	**1,779.1**	**1,658.8**	**7.2**
of which in other European countries	200.2	172.2	16.3	627.9	542.5	15.7
Like-for-like sales growth	1.8%	-0.9%		1.1%	2.5%	
Gross margin (as % of net sales)	34.3%	34.8%		34.9%	36.1%	
EBITDA	26.4	29.1	-9.2	122.1	141.1	-13.4
Earnings before interest and taxes (EBIT)	9.2	13.4	-31.5	74.8	96.4	-22.4
Consolidated earnings before taxes	**4.0**	**8.3**	**-52.2**	**54.9**	**81.4**	**-32.6**
Consolidated net income	0.9	5.4	-84.3	34.3	50.0	-31.4
Undiluted earnings per share (€)	0.06	0.36	-83.3	2.26	3.33	-32.1
No. of employees				11,473	10,752	6.7
Investments				123.7	75.0	64.9
Total assets				1,331.2	1,332.8	-0.1
Shareholders' equity				423.2	401.8	5.3
Shareholders' equity as % of total assets				31.8%	30.2%	
No. of stores				123	117	5.1
Sales area as per BHB (in 000 m²)				1,305	1,196	9.1
Average store size (in m²)				10,608	10,224	3.8

(Percentage changes calculated on € 000s basis)

Three New Store Openings in the Third Quarter

Three new DIY megastores with garden centers were opened in the period from September to November 2005. In Germany, the Würzburg location took up operations in September. The store in Mannheim-Neckarau, which was no longer up to date, was closed as of September 30, 2005. The opening in October of a DIY store equipped with modern builders' merchant drive-in facilities in Hradec Kralové means that the HORNBACH store network in the Czech Republic has now expanded to include five megastores. Finally, HORNBACH opened a DIY megastore of the latest drive-in generation in Kiel in November.

The number of retail outlets rose to 123 as of November 30, 2005 (previous year: 117). With total sales areas of around 1.3 million m2, the average store size now amounts to more than 10,600 m2. A total of 91 stores are operated in Germany. The 32 HORNBACH DIY megastores with garden centers in other European countries are distributed as follows: Austria (11), Netherlands (8), Czech Republic (5), Switzerland (3), Sweden (2), Slovakia (2) and Luxembourg (1).

Sales Performance

The net sales of the HORNBACH-Baumarkt-AG Group, including those generated by newly opened stores, rose by 8.3% in the third quarter (September 1 to November 30, 2005) to € 561.6m (previous year: € 518.3m). On a cumulative basis for the first nine months of the financial year, consolidated sales rose by 7.2% to € 1,779.1m (previous year: € 1,658.8m). Sales at the HORNBACH DIY megastores with garden centers outside Germany rose from € 542.5m to € 627.9m in the first nine months of 2005/2006. The share of foreign sales thus rose from 32.7% to 35.3%.

During the reporting period from March to November 2005, like-for-like sales showed overall growth of 1.1% (previous year: 2.5%). This growth was driven by the HORNBACH stores in other European countries, whose like-for-like sales showed a cumulative increase of 3.9%. With like-for-like sales growth of 5.7% in the third quarter, the international locations have reported their strongest quarter in the current financial year.

With like-for-like growth of minus 0.2% in the third quarter and of minus 0.3% in the first nine months, HORNBACH's sales in Germany were virtually at the same level as in the previous year. Ongoing subdued levels of consumer confidence continued to impact negatively on retail sales in the course of the year, and thus on the level of demand for DIY and home improvement products. In 2005, HORNBACH has not succeeded in escaping this overall trend in Germany. The trend in like-for-like sales has nevertheless shown cumulative improvements over the first three quarters of the 2005/2006 financial year.

The German DIY market remains highly contested. HORNBACH has consistently countered the tough pricing competition, which is characterized by numerous discount campaigns, with its recognized trading format and its permanent low price strategy. These features have been successfully established in customers' minds. According to the "Customer Monitor Germany 2005" survey undertaken by the Munich consumer affairs company Servicebarometer AG, German home improvement enthusiasts are more satisfied with HORNBACH than with any other large DIY store chain. With a satisfaction index of 2.35, HORNBACH is for the first time ahead of all other large providers. Further sector surveys carried out in Germany and abroad in the third quarter of 2005/2006 underline the high levels of acceptance for HORNBACH DIY megastores with garden centers.

Earnings Performance

In contrast to the second quarter, it was not possible in the third quarter to reduce the earnings shortfall compared with the record figures reported in 2004/2005. Earnings were significantly lower than in the previous year.

At € 26.4m, the EBITDA for the third quarter was 9.2% down on the previous year's figure of € 29.1m. The EBIT fell by 31.5% to € 9.2m (previous year: € 13.4m). Consolidated earnings before taxes amounted to € 4.0m in the third quarter (previous year: € 8.3m).

The EBITDA for the reporting period from March to November 2005 declined by 13.4% to € 122.1m (previous year: € 141.1m). Cumulative operating earnings (EBIT) fell from € 96.4m in the previous year to € 74.8m (minus 22.4%). Consolidated earnings before taxes amounted to € 54.9m at the end of the first nine months, compared with € 81.4m in the previous year. Consolidated net income reduced by 31.4% in the first nine months of 2005/2006 to € 34.3m (previous year: € 50.0m). Earnings per share (undiluted) amounted to € 2.26, compared with € 3.33 in the equivalent period in the previous year.

One of the main reasons for the weaker earnings performance in the first nine months compared with the record figures for the previous year can be found in the below-budget level of sales, coupled with a lower gross margin. The gross margin of the HORNBACH-Baumarkt-AG Group declined as a percentage of net sales from 36.1% to 34.9%. This is primarily attributable to a reduction in retail prices as a result of the consistent implementation of the permanent low price strategy. The sales growth in the course of the year was insufficient to compensate for the lower gross margin. It is positive to note, however, that the margin has shown a trend towards improvement on a monthly basis since August and that most recently in November it was above the equivalent figure for the previous year.

Although cumulative selling, store, general and administration expenses (March to November 2005), which have been burdened by the launch of SAP across the Group, are below budget, they have nevertheless risen as a percentage of net sales from 26.9% to 27.3% in the case of selling and store expenses and from 3.6% to 3.8% in the case of general and administration expenses. As a result of the interest expenses for the corporate bond, net financial expenses have also deteriorated from minus € 15.0m to minus € 19.9m. In view of the greater number of new store openings compared with the 2004/2005 financial year, the company's earnings for the first nine months were also burdened by a higher level of pre-opening expenses.

Employees

At the reporting date on November 30, 2005, there were 11,473 (previous year: 10,752) individuals across Europe in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Investments

A total of € 124m was invested during the first nine months of the current financial year (previous year: € 75m), primarily in land and buildings (57%) and in office and plant equipment and software (43%). Information as to the financing and investment activities of HORNBACH-Baumarkt-AG has been provided in the cash flow statement in the notes to this report.

Other Events during the Period under Report

A total of 46 HORNBACH DIY megastores with garden centers have so far been connected to the new SAP merchandising system in the 2005/2006 financial year. In order to enhance the functionality and user-friendliness of the system, experiences to date are to be evaluated in the coming months and optimizations undertaken. After this, the rollout is to be continued to all HORNBACH stores, with this process being completed by the end of the 2007/2008 financial year.

HORNBACH-Baumarkt-AG commenced operations at the third logistics center within the HORNBACH Group at the beginning of October. The location at Vilshofen near Passau will be used on the one hand for the storage of imported goods and seasonal items. On the other hand, the HORNBACH stores in South Eastern Germany, as well as those in Austria, the Czech Republic and Slovakia, will be supplied from this cross-docking depot.

Outlook

One further new opening is scheduled for the fourth quarter of the 2005/2006 financial year. This will take place in Munich-Fröttmaning at the end of December, thus marking the opening of the first HORNBACH DIY megastore with a garden center in the Bavarian capital. The number of retail outlets in the HORNBACH-Baumarkt-AG Group will thereby rise to a total of 124. The stand-alone Lafiora garden centers in Ludwigshafen and Germersheim, which can no longer be operated profitably, are expected to be closed at the end of the spring season on May 31, 2006.

The net sales of the HORNBACH-Baumarkt-AG Group, including those at newly opened stores, are expected to rise to almost € 2.3 billion in the current 2005/2006 financial year. It is still expected not to be possible to make up for the earnings shortfall for the overall year. Consolidated earnings before taxes are thus expected to fall considerably short of the record level reported for the 2004/2005 financial year (€ 68.0m).

Bornheim, December 21, 2005
– The Board of Management –

Financial Calendar for 2006

March 23, 2006	Preliminary Sales Figures 2005/2006
May 19, 2006	Annual Results Press Conference 2005/2006 and Publication of Annual Report DVFA Analysts' Conference
July 6, 2006	Interim Report as of May 31, 2006
July 13, 2006	Annual General Meeting in Frankfurt am Main
September 28, 2006	Interim Report as of August 31, 2006

HORNBACH

Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations
Dr. Ursula Dauth
67433 Neustadt an der Weinstrasse
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 78 - 93 00
presse@hornbach.com

Internet: www.hornbach-holding.com

HORNBACH-Baumarkt-AG Group

Income Statement

€ Million	3rd Quarter 2005/2006	3rd Quarter 2004/2005	Change in %	Nine Months 2005/2006	Nine Months 2004/2005	Change in %
Sales	561.6	518.3	8.3	1,779.1	1,658.8	7.2
Costs of goods sold	368.8	338.0	9.1	1,157.5	1,060.6	9.1
Gross profit	**192.8**	**180.3**	**6.9**	**621.5**	**598.2**	**3.9**
Selling and store expenses	162.0	149.4	8.4	486.4	446.8	8.9
Pre-opening expenses	3.2	2.9	11.2	9.3	7.4	26.9
General and administration expenses	22.9	19.8	15.4	67.6	59.6	13.4
Other income and expenses	4.4	5.2	-15.2	16.6	12.0	38.2
Earnings before interest and taxes (EBIT)	**9.2**	**13.4**	**-31.5**	**74.8**	**96.4**	**-22.5**
Net financial expenses	**-5.2**	**-5.1**	**2.9**	**-19.9**	**-15.0**	**32.7**
Consolidated earnings before taxes	**4.0**	**8.3**	**-52.2**	**54.9**	**81.4**	**-32.6**
Taxes on income	3.1	2.9	6.6	20.6	31.4	-34.5
Consolidated net income	**0.9**	**5.4**	**-84.3**	**34.3**	**50.0**	**-31.4**

As a result of rounding up or down, slight discrepancies may arise between the figures and the respective percentages.

HORNBACH-Baumarkt-AG Group
Balance Sheet

ASSETS	November 30, 2005 € million	%	November 30, 2004 € million	%	February 28, 2005 € million	%
A. Long-term assets	**686.6**	**51.6**	**653.6**	**48.9**	**650.9**	**51.1**
I. Intangible assets	26.1	2.0	20.6	1.5	25.5	2.0
II. Property, plant and equipment	644.7	48.4	619.9	46.5	609.8	47.9
III. Financial assets	0.1	0.0	0.2	0.0	0.2	0.0
IV. Other long-term assets	1.7	0.1	1.6	0.1	1.6	0.1
V. Deferred tax claims	14.1	1.1	11.3	0.8	13.8	1.1
B. Short-term assets	**644.6**	**48.4**	**679.2**	**51.1**	**622.9**	**48.9**
I. Inventories	457.1	34.3	415.3	31.2	426.4	33.5
II. Accounts receivable and other assets	45.1	3.4	63.7	4.8	53.3	4.2
III. Cash and cash equivalents	142.3	10.7	200.2	15.1	143.2	11.2
TOTAL ASSETS	**1,331.2**	**100.0**	**1,332.8**	**100.0**	**1,273.8**	**100.0**

EQUITY AND LIABILITIES	November 30, 2005 € million	%	November 30, 2004 € million	%	February 28, 2005 € million	%
A. Shareholders' equity	**423.2**	**31.8**	**401.8**	**30.2**	**398.6**	**31.3**
I. Share capital	45.5	3.4	45.0	3.4	45.3	3.6
II. Capital reserve	126.5	9.5	122.5	9.2	124.7	9.8
III. Retained earnings	216.8	16.3	184.3	13.8	185.3	14.5
IV. Consolidated net income	34.3	2.6	50.0	3.8	43.3	3.4
B. Long-term liabilities	**472.7**	**35.5**	**562.9**	**42.2**	**560.6**	**44.0**
I. Long-term debt	414.1	31.1	507.2	38.0	501.6	39.4
II. Deferred taxes	47.3	3.6	49.2	3.7	46.8	3.7
III. Other liabilities	11.4	0.9	6.5	0.5	12.2	1.0
C. Short-term liabilities	**435.3**	**32.7**	**368.1**	**27.6**	**314.6**	**24.7**
I. Short-term debt	105.0	7.9	54.0	4.1	40.1	3.1
II. Accounts payable and other liabilities	267.3	20.1	239.4	18.0	214.2	16.8
III. Tax provisions	20.5	1.5	28.6	2.1	12.7	1.0
IV. Other provisions	42.5	3.2	46.1	3.4	47.7	3.7
TOTAL EQUITY AND LIABILITIES	**1,331.2**	**100.0**	**1,332.8**	**100.0**	**1,273.8**	**100.0**

As a result of rounding up or down, slight discrepancies may arise between the figures and the respective percentages.

HORNBACH-Baumarkt-AG Group

Cash Flow Statement

	Nine Months 2005/2006 € million	Nine Months 2004/2005 € million
Consolidated net income	**34**	**50**
Depreciation and amortization of long-term assets	47	45
Change in provisions	0	3
Profits/losses on the sale of long-term assets	-4	0
Change in inventories, accounts receivable and other assets	-40	-18
Change in accounts payable and other liabilities	57	51
Other income/expenses with no cash effect	0	11
Cash flow from operating activities	**94**	**142**
Proceeds from disposals of long-term assets	64	21
Payments for investments in property, plant and equipment	-120	-53
Payments for investments in intangible assets	-4	-7
Payments for the acquisition of shareholdings and other business units	0	-9
Cash flow from investing activities	**-60**	**-48**
Receipts from capital increases	2	0
Payments to shareholders	-13	-13
Receipts from taking up of long-term debt	0	262
Repayment of long-term debt	-22	-36
Payment for group financing activities	0	-72
Change in short-term debt	-2	-84
Cash flow from financing activities	**-35**	**57**
Change in cash and cash equivalents	-1	151
Cash and cash equivalents at March 1	143	49
Cash and cash equivalents at November 30	**142**	**200**

The change in provisions item only includes provisions whose maturity or amount is uncertain. The figure for the previous year has accordingly been adjusted by € 8 million.

HORNBACH-Baumarkt-AG Group

Statement of Shareholders' Equity

Nine Months 2004/2005 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income for the Year	Total Equity
Balance at March 1, 2004	**45**	**122**	**-2**	**0**	**170**	**28**	**363**
Dividend payments						-13	**-13**
Foreign currency adjustments				2			**2**
Transfer to reserves					15	-15	**0**
Net income for the year						50	**50**
Balance at November 30, 2004	**45**	**122**	**-2**	**2**	**185**	**50**	**402**

Nine Months 2005/2006 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income for the Year	Total Equity
Balance at March 1, 2005	**45**	**125**	**-2**	**3**	**185**	**43**	**399**
Dividend payments						-13	**-13**
Foreign currency adjustments				1			**1**
Capital increase from share option plans		2					**2**
Transfer to reserves					30	-30	**0**
Net income for the year						34	**34**
Balance at November 30, 2005	**45**	**127**	**-2**	**4**	**215**	**34**	**423**

HORNBACH-Baumarkt-AG Group

Notes to the Group Interim Report as of November 30, 2005

(1) Accounting principles

This non-audited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first nine months as of November 30, 2005 has been compiled in accordance with the accounting principles promulgated by the International Accounting Standards Board (IASB). Application has been made of all International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretation Committee (IFRIC), previously the Standing Interpretation Committee "SIC", valid as of November 30, 2005.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 28, 2005. The Group has made additional application of IAS 34 "Interim Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2004/2005 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report unless expressly indicated otherwise.

In March 2004, the IASB issued the new accounting standard IFRS 3 "Business Combinations" and the revised standards IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets". These require that no scheduled amortization is undertaken on capitalized goodwill or intangible assets with unlimited useful lives. Such assets are to be subject to impairment tests at least once per financial year and to be subject to exceptional amortization as appropriate. In the event of any events or circumstances indicating a reduction in the value of such assets, the impairment test is to be undertaken more frequently. The value of goodwill may not be appreciated at a later date. IFRS 3, IAS 36 (2004 revision) and IAS 38 (2004 revision) are to be applied to acquisitions undertaken on the basis of contracts concluded subsequent to March 31, 2004. In the case of acquisitions undertaken on the basis of contracts dated prior to March 31, 2004, the standards are to be applied for the first time from March 1, 2005. Scheduled amortization of goodwill amounting to € 231k was undertaken in the first nine months of the 2004/2005 financial year.

IAS 1 "Presentation of Financial Statements", which was also revised within the framework of the "Improvement Projects", now prohibits the statement of extraordinary income and expenses. The income and expenses incurred for the DIY megastore with a garden center at Littau, Switzerland, as a result of the flood in August 2005, have therefore been reported as non-operating items within the other income and expenses item.

The initial application of the standards, particularly of those revised within the framework of the "Improvement Projects", has not had any significant overall impact on the depiction of the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.

(2) Reporting entity

The company BM Immobilien Zeta GmbH, Bornheim, was disposed of in the first nine months. The company was deconsolidated as of August 31, 2005. Furthermore, BM Immobilien Beta GmbH, Bornheim, was disposed of in the third quarter and deconsolidated as of October 31, 2005.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in the autumn and winter months than in the spring and summer months. These seasonal variations are reflected in the figures for the first nine months. The results of business operations for the first nine months up to November 30, 2005 do not necessarily provide an accurate indication of the results to be expected for the overall financial year.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	3rd Quarter 2005/2006	3rd Quarter 2004/2005	Change in %
Other operating income	16.0	9.3	72.0
Other operating expenses	11.7	4.1	184.0
Other income and expenses	**4.3**	**5.2**	**-17.1**

€ million	Nine Months 2005/2006	Nine Months 2004/2005	Change in %
Other operating income	34.1	23.6	44.6
Other operating expenses	17.5	11.6	51.2
Other income and expenses	**16.6**	**12.0**	**38.2**

Other operating income primarily relates to advertising grants, income from exchange rate and payment differences, income from the release of provisions, income from transfers within the HORNBACH HOLDING AG Group, and non-operating income.

The non-operating income amounting to € 13.3m (previous year: € 1.3m) principally relates to damages payments received on account of the damages incurred at the DIY megastore with a garden center at Littau, Switzerland, as a result of the August floods, and to the disposal of one DIY store property. The DIY store property was rented back on a long-term basis within the framework of an operating lease. At the end of the non-terminable basic rental period, there is the option of extending the rental period or of repurchasing the property. Moreover, non-operating income also includes the profits on the disposal of a section of a surface not used for operating purposes and on the disposal of an option to the acquisition of a piece of land.

The non-operating income of € 1.3m for the previous year as of November 30, 2004 relates to the disposal of two DIY store properties. The DIY store properties were rented back on a long-term basis within the framework of an operating lease. At the end of the non-terminable basic rental period, there is the option of extending the rental period or of repurchasing the property.

The other operating expenses principally consist of expenses relating to exchange rate and currency differences, losses incurred on the sale of long-term assets and non-operating expenses.

The non-operating expenses amounting to € 9.2m primarily relate to the flood damage incurred at the DIY megastore with a garden center at Littau, Switzerland, and to extraordinary depreciation of € 2.4m undertaken on land (€ 1.4m) and buildings (€ 0.9m). The extraordinary depreciation was undertaken in the real estate segment and mainly involves the valuation of assets whose book values were in excess of their net disposal prices. The net disposal prices were in most cases determined by independent surveyors.

The non-operating expenses of € 1.9m for the previous year relate to the extraordinary depreciation of a piece of land undertaken in the real estate segment as of November 30, 2004. The book value was adjusted to the net disposal price expected to be achievable.

(5) Net financial expenses

Net financial expenses are structured as follows:

€ million	3rd Quarter 2005/2006	3rd Quarter 2004/2005	Change in %
Interest and similar income	1.8	0.4	413.3
Interest and similar expenses	7.0	5.5	27.3
Net financial expenses	**5.2**	**5.1**	**2.9**

€ million	Nine Months 2005/2006	Nine Months 2004/2005	Change in %
Interest and similar income	3.6	0.7	435.6
Interest and similar expenses	23.5	15.7	49.9
Net financial expenses	**19.9**	**15.0**	**32.7**

The net financial expenses for the first nine months of 2005/2006 include net income of € 1.1m (previous year: € 0.2m) relating to the valuation of derivative financial instruments.

(6) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 266.7m at the end of the first nine months on November 30, 2005 (previous year: € 246.9m).

Depreciation and amortization totaling € 47.3m was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first nine months of the 2005/2006 financial year (previous year: € 44.6m).

(7) Dividends

In line with the proposal made by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, a dividend of € 0.87 per share was paid to the shareholders for the 2004/2005 financial year on September 2, 2005 following the approval by the Annual General Meeting.

(8) Taxes on income

Taxes on income are structured as follows:

€ million	3rd Quarter 2005/2006	3rd Quarter 2004/2005	Change in %
Current tax expenses	3.5	-2.0	-275.0
Deferred tax expenses	-0.4	4.9	-108.2
	3.1	**2.9**	**6.6**

€ million	Nine Months 2005/2006	Nine Months 2004/2005	Change in %
Current tax expenses	21.0	19.8	5.9
Deferred tax expenses	-0.4	11.6	-103.7
	20.6	**31.4**	**34.5**

(9) Share capital

In the first nine months of the 2005/2006 financial year, a total of 83,860 non-par ordinary shares in the company were issued by means of a conditional capital increase in connection with the exercising of subscription rights from the 1999 share option plan of HORNBACH-Baumarkt-AG. The issue of these new shares means that the share capital of the company has risen by € 251,580 to its current total of € 45,545,070.00. This is divided into 15,181,690 ordinary shares.

(10) Earnings per share

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	3rd Quarter 2005/2006	**3rd Quarter 2004/2005**
Weighted number of shares issued	15,163,054	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	0.9	5.4
Earnings per share (in €)	0.06	0.36

	Nine Months 2005/2006	**Nine Months 2004/2005**
Weighted number of shares issued	15,163,054	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	34.3	50.0
Earnings per share (in €)	2.26	3.33

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

	3rd Quarter 2005/2006	**3rd Quarter 2004/2005**
Weighted number of shares issued, including potential shares with a diluting effect	15,311,944	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	0.9	5.4
Earnings per share (in €)	0.06	0.36

Diluted earnings per share

	Nine Months 2005/2006	Nine Months 2004/2005
Weighted number of shares issued, including potential shares with a diluting effect	15,311,944	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	34.3	50.0
Earnings per share (in €)	2.24	3.33

(11) Segmental reporting

Nine Months 2005/2006 in € million (Nine Months 2004/2005 in € million)	DIY Stores	Real Estate	Miscellaneous und Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,778.5**	**71.6**	**-71.0**	**1,779.1**
	(1,658.2)	(66.7)	(-66.1)	(1,658.8)
- Sales to external third parties	1,778.1	0.0	0.0	1,778.1
	(1,657.7)	(0.0)	(0.0)	(1,657.7)
- Sales to affiliated companies	0.4	0.0	0.0	0.4
	(0.5)	(0.0)	(0.0)	(0.5)
- Rental income from affiliated companies,	0.0	71.0	-71.0	0.0
internal rental income	(0.0)	(66.1)	(-66.1)	(0.0)
- Rental income from external third parties	0.0	0.6	0.0	0.6
	(0.0)	(0.6)	(0.0)	(0.6)
Segment earnings (EBIT)	**59.2**	**26.3**	**-10.7**	**74.8**
	(83.5)	(19.0)	(-6.1)	(96.4)
Depreciation	**29.8**	**11.6**	**5.9**	**47.3**
	(28.2)	(11.6)	(4.8)	(44.6)
EBITDA	**89.0**	**37.9**	**-4.8**	**122.1**
	(111.7)	(30.6)	(-1.3)	(141.0)

Bornheim, December 21, 2005
- The Board of Management -